Exhibit 99.1

MoneyHero Group Reports Unaudited Fourth Quarter and Audited Full Year 2025 Results

●	Delivery of first quarterly profitability: Attained Q4 2025 net profit of US$0.5 million and first-ever Adjusted EBITDA[1] gain since listing of US$0.7 million, driven by structurally lower costs and accelerating higher-margin revenue mix

●	Structural cost reductions with strong top-line growth: Total operating costs and expenses for the quarter decreased 15% year-over-year to US$21.4 million while revenue increased 27% year-over-year to US$20.0 million

SINGAPORE, April 30, 2026 (GLOBE NEWSWIRE) -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the fourth quarter and full year ended December 31, 2025.

Management Commentary:

Danny Leung, Interim Chief Executive Officer and Chief Financial Officer, stated:

“The fourth quarter marks our first profitable quarter as a listed company despite a challenging year 2025 with total revenue falling by 8%. Stepping into the Interim CEO role, I want to recognize the tremendous dedication of our entire team that brought us to this milestone. Building on that foundation, we delivered fourth quarter net profit of US$0.5 million, a significant improvement from a net loss of US$(18.8) million in the same period last year. This was achieved alongside Adjusted EBITDA of US$0.7 million, marking our first-ever Adjusted EBITDA gain since our NASDAQ listing. For the full year, our net loss narrowed 86% to US$(5.2) million from US$(37.8) million and Adjusted EBITDA loss improved 73% to US$(6.4) million from US$(23.7) million. This demonstrates clear, sequential execution toward achieving a better revenue mix, cost base, and technology platform.

Fourth quarter revenue reached US$20.0 million, increasing 27% year-over-year, driven by a strong performance in our core markets: Singapore revenue surged 56% year-over-year to US$7.9 million and Hong Kong grew 27% to US$9.4 million. Together, these two markets represented 86% of revenue during the quarter, up from 79% a year ago, reflecting our deliberate focus on markets with the strongest unit economics. This performance was driven by an acceleration in our higher-margin products, Insurance and Wealth, reaching nearly 30% of total revenue in the fourth quarter. Specifically, Wealth revenue growth accelerated 50% year-over-year during the quarter. Furthermore, Credit card revenue during the fourth quarter grew 38% year-over-year, demonstrating our ability to capture high-intent volume in our core verticals while simultaneously accelerating our revenue mix-shift into higher-margin products.

On a full-year basis, our revenue mix transformation continues unabated, as our higher-margin products, Insurance and Wealth, now represent 26% of full year revenue, up from 21% a year ago and 12% in 2023. Insurance revenue grew 11% year-over-year to US$9.1 million and Wealth grew 19% to US$10.1 million. This structural improvement was driven by a shift in revenue mix and optimized rewards costs, resulting in our cost of revenue for the full year declining by 7 percentage points year-over-year to 51% of revenue. This revenue mix shift, combined with improved approval rates and rewards optimization, is directly driving margin expansion.

[1]	Adjusted EBITDA is a non-IFRS financial measure. See “Key Performance Metrics and Non-IFRS Financial Measures” section herein for an explanation and reconciliations of non-IFRS measures used throughout this release.

Throughout 2025, we reduced total operating costs and expenses, excluding net foreign exchange differences, by 27% year-over-year. These efficiency gains are structural, not cyclical. Technology costs declined 59% for the full year and 71% year-over-year in the fourth quarter as we further consolidated vendors, retired legacy platforms, and streamlined our technology stack. Advertising and marketing expenses also decreased 20% from last year to US$17.3 million through more targeted, data-driven campaign allocation. Furthermore, employee benefit expenses declined 33% for the year to US$16.2 million, reflecting our completed restructuring and increasing AI adoption to build a structurally leaner cost base that will not reinflate as we scale.

We are embedding intelligence across the organization through our AI transformation initiative. Our AI automation now touches up to 70% of customer service queries. Crucially, in December 2025, AI successfully resolved 47% of customer service queries without any human intervention, demonstrating how we are scaling operations and product support without proportionally adding headcount. This operating leverage is clearly visible in the fourth quarter, where approved applications grew 12% year-over-year, while employee benefit expenses declined 32% through efficiency gain. Over time, our AI initiative will drive further technology stack simplification and enable new AI-powered user journeys. During the quarter, we began beta-testing our Car Insurance SaverBot on WhatsApp in Singapore, delivering a conversational AI experience that simplifies product discovery and reduces acquisition costs. Similarly in Hong Kong, Credit Hero Club is building a recurring base of high-intent users through personalized credit insights and monitoring, setting the groundwork for further customer acquisition cost efficiencies.

We ended the year with a highly resilient, debt-free balance sheet with US$37.5 million in net current assets and US$31.2 million in cash and cash equivalents. The US$3.3 million sequential increase in cash from the prior quarter highlights our gradual transition into a sustainable and cash-generative business. This capital position, supported by our 9.4 million Members and over 300 commercial partnerships as of December 31, 2025, allows us to continuously invest in AI, product innovation and higher-margin verticals, while maintaining the strict cost discipline that allowed us to reach this milestone. Looking ahead, we expect our full-year 2026 Adjusted EBITDA to exceed 2025 levels, driven by the continued expansion of our higher-margin products, Insurance and Wealth verticals, AI-driven operating leverage, and the strong conversion of our member base into recurring, multi-product customers.”

Fourth Quarter 2025 Financial Highlights

●	Net profit was US$0.5 million, marking a significant turnaround from the net loss of US$(18.8) million in the same period last year.

●	Adjusted EBITDA gain of US$0.7 million, compared to Adjusted EBITDA loss of US$(2.9) million in the fourth quarter of 2024.

●	Revenue was US$20.0 million, a 27% year-over-year increase from US$15.7 million in the same period last year, signaling the successful stabilization and continued diversification of revenue mix to enhance revenue quality.

o	Revenue from Insurance and Wealth products combined increased 31% year-over-year to US$5.9 million, accounting for 30% of total revenue, compared to 29% in the same period last year.

●	Total operating costs and expenses, excluding net foreign exchange differences, decreased by 15% to US$21.4 million in the fourth quarter of 2025, compared to US$25.2 million during the same period last year, driven by a 71% year-over-year decrease in technology costs from platform consolidation and AI automation and a decrease in written off/impairment of intangible assets within general and administrative expenses.

Full Year 2025 Financial Highlights

●	Total revenue was US$73.4 million, an 8% decrease year-over-year, while net loss narrowed sharply to US$(5.2) million, from US$(37.8) million in the prior year, reflecting a strategic shift toward diversifying revenue mix to enhance revenue quality.

o	Wealth revenue increased by 19% year-over-year to US$10.1 million, accounting for 14% of total revenue, compared to 11% in the prior year.

o	Insurance revenue grew by 11% year-over-year to US$9.1 million, accounting for 12% of total revenue, compared to 10% in the prior year.

o	Collectively, these higher-margin verticals of Wealth and Insurance drove a structural expansion in margins, accounting for 26% of revenue in 2025, compared to 21% in the prior year.

●	Cost of revenue decreased by 19% year-over-year to US$37.3 million from US$46.2 million last year, accounting for 51% of revenue. This 7-percentage point improvement from 58% during the same period last year reflects improving profitability through optimized rewards costs and accelerating revenue-mix shift into higher-margin products.

●	Total operating costs and expenses, excluding net foreign exchange differences, decreased by 27% year-over-year to US$84.2 million in 2025, primarily driven by optimized reward costs, cost-efficient marketing campaigns, platform efficiencies driving lower technology costs, and streamlined employee benefits expenses.

●	Adjusted EBITDA loss improved significantly to US$(6.4) million, compared to US$(23.7) million in 2024, demonstrating clear, sequential execution toward sustainable profitability.

●	The Company maintained a debt-free balance sheet with US$31.2 million in cash and cash equivalents as of December 31, 2025, a US$3.3 million increase from US$27.9 million as of September 30, 2025. This highlights the Company’s gradual transition into a sustainable and cash-generative business.

Fourth Quarter and Full Year 2025 Operational Highlights

●	Maintained 4.2 million Monthly Unique Users for the three months ended December 31, 2025.

●	MoneyHero Group Members, to whom the Company provides more tailored product information and recommendations, grew by 30% year-over-year to 9.4 million as of December 31, 2025.

●	Approved Application volumes increased by 12% year-over-year in the fourth quarter of 2025 to 190,000, driven by strong growth in Insurance and Wealth products.

Capital Structure

The table below summarizes the capital structure of the Company as of December 31, 2025:

Share Class	Issued and Outstanding
Class A Ordinary	30,572,252	[2]
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares[3]	46,234,665

[2]	Includes 350,483 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise and settlement of share options by Computershare to the underlying exercising option holder.
[3]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of the money.

Summary of financial / KPI performance

	For the Three Months Ended December 31,		For the Year Ended December 31,
(US$ in thousands, unless otherwise noted)	2025	2024	2025	2024
	(unaudited)		(audited)

Revenue	19,967	15,723	73,426	79,511
Adjusted EBITDA	683	(2,922)	(6,353)	(23,666)

Clicks (in thousands)[4]	1,663	2,222	7,650	N/A
Applications (in thousands)[5,6]	373	385	1,664	1,858
Approved Applications (in thousands)[5,6]	190	170	703	790

Revenue breakdown

	For the Three Months Ended December 31,				For the Year Ended December 31,
	2025		2024		2025		2024
(US$ in thousands, except for percentages)	US$	%	US$	%	US$	%	US$	%
	(unaudited)				(audited)

By Geographical Market:
Hong Kong	9,382	47.0	7,386	47.0	31,117	42.4	30,443	38.3
Singapore	7,869	39.4	5,060	32.2	30,934	42.1	30,890	38.9
Philippines	1,524	7.6	1,977	12.6	7,372	10.0	12,844	16.2
Taiwan	1,191	6.0	1,296	8.2	4,004	5.5	5,137	6.5
Malaysia	-	-	5	-	-	-	197	0.2
Total Revenue	19,967	100.0	15,723	100.0	73,426	100.0	79,511	100.0

By Source:
Online financial comparison platforms	18,060	90.5	13,594	86.5	65,976	89.9	66,815	84.0
Creatory	1,907	9.5	2,129	13.5	7,450	10.1	12,696	16.0

Total Revenue	19,967	100.0	15,723	100.0	73,426	100.0	79,511	100.0

By Vertical:
Credit cards	10,434	52.3	7,559	48.1	43,777	59.6	48,958	61.6
Personal loans and mortgages	2,908	14.6	3,373	21.5	9,309	12.7	12,185	15.3
Wealth	3,587	18.0	2,397	15.2	10,104	13.8	8,504	10.7
Insurance	2,317	11.6	2,125	13.5	9,101	12.4	8,181	10.3
Other verticals	720	3.6	269	1.7	1,137	1.5	1,683	2.1

Total Revenue	19,967	100.0	15,723	100.0	73,426	100.0	79,511	100.0

[4]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. While three-month quarterly comparisons are available for 2025 and 2024, we are unable to provide comparable full-year data for 2024 due to this methodology change. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.
[5]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.
[6]	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to December 31, 2024, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

Key Metrics

	For the Three Months Ended December 31,				For the Year Ended December 31,
	2025		2024		2025		2024
	(in millions, except for percentages)
Monthly Unique Users[7]
Singapore	1.0	22.7%	1.4	23.1%	1.1	22.0%	N/A	N/A
Hong Kong	1.2	27.6%	1.1	17.2%	1.1	22.3%	N/A	N/A
Taiwan	1.3	29.5%	1.7	28.2%	1.6	31.8%	N/A	N/A
Philippines	0.9	20.1%	1.9	31.5%	1.2	23.8%	N/A	N/A
Total	4.2	100.0%	6.2	100.0%	5.1	100.0%	N/A	N/A

Total Traffic[7]
Singapore	2.7	20.3%	3.1	16.6%	12.0	18.9%	N/A	N/A
Hong Kong	3.9	29.2%	3.5	19.0%	15.1	23.7%	N/A	N/A
Taiwan	4.1	30.4%	5.7	30.7%	21.2	33.3%	N/A	N/A
Philippines	2.7	20.1%	6.3	33.7%	15.4	24.2%	N/A	N/A
Total	13.4	100.0%	18.6	100.0%	63.7	100.0%	N/A	N/A

	As of December 31,
	2025		2024
	(in millions, except for percentages)
MoneyHero Group Members[8]
Singapore	1.4	15.0%	1.2	17.2%
Hong Kong	1.0	10.2%	0.8	11.4%
Taiwan	0.4	4.2%	0.3	4.8%
Philippines	6.7	70.6%	4.8	66.6%
Total	9.4	100.0%	7.3	100.0%

Conference Call Details

The Company will host a conference call and webcast on Thursday, April 30, 2026, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q4 and FY 2025 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/ydx9uomn
Conference call: https://register-conf.media-server.com/register/BIaabf02b3f3514871ad56ad5092fa9ac3

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in preference shares in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 300 commercial partner relationships as at December 31, 2025, and had approximately 5.1 million Monthly Unique Users across its platform for the year ended December 31, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

[7]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. While three-month quarterly comparisons are available for 2025 and 2024, we are unable to provide comparable full-year data for 2024 due to this methodology change. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.
[8]	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to December 31, 2024, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

Key Performance Metrics and Non-IFRS Financial Measures

Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024.

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user. This metric provides investors with insight into our market penetration and the breadth of our audience. Management uses this data to refine our content and product discovery tools, with the goal of increasing user loyalty and driving higher conversion rates from unique visitors into active product applicants.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source. Traffic is a key indicator for investors of the overall engagement volume and frequency of use of our platforms. Management utilizes this metric to analyze the efficiency of our acquisition funnel and to optimize our marketing spend toward high-ROI organic and paid channels that deliver users with the highest intent to transact.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated. This metric is useful to investors as it identifies our core base of registered users who have established a direct relationship with our platforms. Management uses this data to evaluate the scale of our market reach and to improve our AI-driven personalization. By understanding member behavior, we can provide more accurate financial recommendations, which encourages repeat use of our services and increases the long-term value of each user relationship.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners. Management uses this metric to assess the conversion efficiency of our platforms and the effectiveness of our marketing strategies in driving users toward the final stages of the transaction funnel.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners. Management utilizes this data to evaluate the quality and success rate of applications facilitated through our platforms, which is critical to our success-based fee model and our ability to align user demand with our commercial partners’ underwriting standards.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as profit/(loss) for the period plus income tax expense, depreciation and amortization, interest income, finance costs, changes in fair value of financial instruments, written off/impairment of intangible assets, impairment of other assets, equity-settled share-based payment expenses, unrealized foreign exchange loss/(gain), transaction expenses, gain on disposal of assets in Malaysian operations, other non-recurring costs related to strategic exercises and non-recurring legal and professional fees and other expenses. For further details on the components of these adjustments and why management believes this non-IFRS measure provides useful supplemental information to investors, please see our Annual Report on Form 20-F for the year ended December 31, 2025.

EBITDA is a non-IFRS financial measure defined as profit/(loss) for the period plus income tax expense, depreciation and amortization, interest income and finance costs. Adjusted EBITDA is further adjusted as described above.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended December 31,		For the Year Ended December 31,
(US$ in thousands)	2025	2024	2025	2024
	(unaudited)		(audited)

Profit/(Loss) for the period	528	(18,756)	(5,179)	(37,787)
Income tax expense	26	19	40	109
Depreciation and amortization	48	893	1,013	4,043
Interest income	(114)	(239)	(582)	(1,478)
Finance costs	15	8	54	25

EBITDA	504	(18,075)	(4,654)	(35,088)

Non-cash items:
Changes in fair value of financial instruments	(1,814)	526	(263)	(447)
Written off/impairment of intangible assets	1,193	4,466	1,193	4,541
Impairment of other assets	33	-	316	-
Equity-settled share-based payment arising from employee share incentive scheme	473	1,631	1,289	3,179
Unrealized foreign exchange loss/(gain), net	21	8,523	(4,801)	4,197

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	0	-	29
Gain on disposal of assets in Malaysian operations	-	0	-	(600)
Other non-recurring costs related to strategic exercises	-	-	-	61

Other non-recurring items:
Non-recurring legal and professional fees and other expenses	273	7	567	462

Adjusted EBITDA	683	(2,922)	(6,353)	(23,666)

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of pandemics on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2025 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Consolidated Statements of Profit or Loss and Other Comprehensive Loss or Income

	For the Three Months Ended December 31,		For the Year Ended December 31,
(US$ in thousands, except for loss per share)	2025	2024	2025	2024
	(unaudited)		(audited)

Revenue	19,967	15,723	73,426	79,511

Cost and expenses:
Cost of revenue	(9,490)	(6,603)	(37,284)	(46,180)
Advertising and marketing expenses	(4,250)	(3,954)	(17,330)	(21,619)
Technology costs	(405)	(1,397)	(3,013)	(7,427)
Employee benefit expenses	(3,981)	(5,837)	(16,190)	(24,151)
General, administrative and other operating expenses	(3,285)	(7,454)	(10,425)	(15,543)
Foreign exchange differences, net	26	(8,921)	4,818	(4,783)

Operating loss	(1,418)	(18,444)	(5,997)	(40,192)

Other income/(expenses):
Other income	174	241	649	2,092
Finance costs	(15)	(8)	(54)	(25)
Changes in fair value of financial instruments	1,814	(526)	263	447

Profit/(Loss) before tax	554	(18,737)	(5,139)	(37,678)
Income tax expense	(26)	(19)	(40)	(109)
Profit/(Loss) for the period	528	(18,756)	(5,179)	(37,787)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(1,459)	8,071	(4,944)	3,738

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	34	8	74	12
Fair value loss on non-current financial asset	(56)	-	(56)
Other comprehensive (loss)/income for the period, net of tax	(1,480)	8,079	(4,926)	3,750

Total comprehensive loss for the period, net of tax	(952)	(10,677)	(10,105)	(34,037)

Earnings/(Loss) per share attributable to ordinary equity holders of the parent
Basic and diluted	0.0	(0.5)	(0.1)	(0.9)

Consolidated Statements of Financial Position

	As of December 31,	As of December 31,
(US$ in thousands)	2025	2024
	(audited)	(audited)
NON-CURRENT ASSETS
Non-current financial asset	544	600
Intangible assets	626	1,018
Property and equipment	171	215
Right-of-use assets	934	744
Deposits	58	25
Total non-current assets	2,334	2,601

CURRENT ASSETS
Accounts receivable	18,746	13,538
Contract assets	17,898	11,825
Prepayments and other assets	6,255	10,149
Tax recoverable	43	63
Pledged bank deposits	185	185
Cash and cash equivalents	31,185	42,522
Total current assets	74,311	78,282

CURRENT LIABILITIES
Accounts and other payables	34,935	30,209
Warrant liabilities	1,130	1,393
Lease liabilities	702	442
Tax payable	2	32
Provisions	45	71
Total current liabilities	36,814	32,147

NET CURRENT ASSETS	37,497	46,135

TOTAL ASSETS LESS CURRENT LIABILITIES	39,831	48,736

NON-CURRENT LIABILITIES
Lease liabilities	240	294
Deferred tax liabilities	39	30
Defined benefit liabilities	141	185
Total non-current liabilities	420	509

Net assets	39,411	48,227

EQUITY
Issued capital	5	4
Reserves	39,406	48,223
Total equity	39,411	48,227